As filed with the Securities and Exchange Commission on November 5, 2003

Registration No. 333-_________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
_________________________________

DENMARK BANCSHARES, INC.
(Exact name of co-registrant as specified in its charter)

Wisconsin	103 East Main Street Denmark, Wisconsin 54208-0130 (920) 863-2161	39-1472124
(State or other jurisdiction of incorporation or organization of each registrant)	(Address, including zip code, and telephone number, including area code, of each registrant's principal executive offices)	(I.R.S. Employer Identification No.)

_________________________________

Darrell R. Lemmens
Chairman and President
Denmark Bancshares, Inc.
103 East Main Street
Denmark, Wisconsin 54208-0130
(920) 863-2161
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

John M. Olson
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-2400

_________________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  X     333-107616

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE:

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, no par value	2,000 shares	$735	$1,450,000	$120

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        This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(b) under the Securities Act of 1933.

EXPLANATORY NOTE

        This Registration Statement is being filed pursuant to Rule 462(b) and General Instruction III of Form S-2, both as promulgated under the Securities Act of 1933. The contents of the Registration Statement on Form S-2 (Registration No. 333-107616), including Amendment No. 1 and Amendment No. 2 and the exhibits thereto, filed by Denmark Bancshares, Inc. with the Securities and Exchange Commission, which was declared effective on September 24, 2003, are incorporated herein by reference.

PROSPECTUS SUPPLEMENT

        This Prospectus Supplement is supplementary to, and should be read in conjunction with, the prospectus of Denmark Bancshares, Inc. (“DBI”) dated September 24, 2003, with respect to the offering and sale of 10,850 shares of common stock of DBI.

        The original offering of 10,850 shares was substantially oversubscribed. On November 3, 2003, the Board of Directors of DBI authorized the sale of an additional 2,000 shares, then held in treasury, in order to satisfy some portion of the oversubscribed amount.

        Sales of treasury stock will be consummated at the original designated offering price of $735 per share. The total purchase price for all 12,850 shares sold is $9,444,750, all of which will be received by DBI. After the offering, there will be outstanding a total of 121,277 shares of common stock, and 153 shares will remain in DBI’s treasury.

        As disclosed in the Prospectus, all proceeds remaining after payment of expenses of the offering, reduction of the outstanding balance on DBI’s line of credit and the expenses of branch expansion detailed in the Prospectus will be added to DBI’s working capital.

Plan of Distribution

        The offering period for the 10,850 shares offered by the Prospectus ended on October 31, 2003. Subscriptions were received covering a substantially larger number of shares. The Board of Directors determined that it would be in the best interests of DBI if DBI made available additional shares to satisfy a portion of the oversubscribed amount. Such shares will only be used to satisfy oversubscriptions; the offering period has not been extended.

        The additional 2,000 shares of common stock authorized for issuance are treasury shares, previously issued by DBI and subsequently reacquired. Pursuant to the applicable provisions of the Wisconsin Business Corporation Law, treasury shares are not subject to preemptive rights. Therefore, the Priority I preference category established in the offering is not affected and continues to apply to the 10,850 shares offered by the prospectus. All Priority I (pre-emptive rights) subscriptions properly completed and timely received will be satisfied in full. All of the additional 2,000 shares from treasury will be allocated to the Priority II preference category established in the offering, together with that number of the originally offered 10,850 shares as to which preemptive rights were not exercised. To the extent Priority II subscriptions exceed available shares, an allocation will be made consistent with the procedures described in the prospectus.

        The date of this Prospectus Supplement is November 5, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Denmark, State of Wisconsin, on November 4, 2003.

DENMARK BANCSHARES, INC.
By:	/s/ Darrell R. Lemmens —————————————————— Darrell R. Lemmens Chairman of the Board and President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darrell R. Lemmens	Chairman of the Board, President and Director (Principal Executive Officer)	November 4, 2003
Darrell R. Lemmens
/s/ Dennis J. Heim*	Vice President and Treasurer (Principal Accounting and Financial Officer)	November 4, 2003
Dennis J. Heim
/s/ Terese M. Deprey*	Director	November 4, 2003
Terese M. Deprey
/s/ Thomas N. Hartman*	Director	November 4, 2003
Thomas N. Hartman
/s/ Mark E. Looker*	Director	November 4, 2003
Mark E. Looker
/s/ B.E. Mleziva*	Director	November 4, 2003
B. E. Mleziva
/s/ Edward Q. Opichka*	Director	November 4, 2003
Edward Q. Opichka
/s/ Norman F. Tauber*	Director	November 4, 2003
Norman F. Tauber
/s/ Thomas F. Wall*	Director	November 4, 2003
Thomas F. Wall
*Authorized Representative: /s/ Darrell R. Lemmens*
Darrell R. Lemmens Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Document Description
(5) (23.1) (23.2) (24)
Opinion of Foley & Lardner.
Consent of Wipfli LLP.
Consent of Foley & Lardner (contained in Exhibit 5).
Powers of Attorney [Incorporated by reference from the signature page to the Company's
Registration Statement on Form S-2 (Reg. No. 333-107616)].